January 10, 2025

Anquan Wang
Chief Executive Officer
Webull Corporation
200 Carillon Parkway
St. Petersburg, FL 33716

       Re: Webull Corporation
           Amendment No. 2 to Registration Statement on Form F-4
           Filed December 26, 2024
           File No. 333-283635
Dear Anquan Wang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 5, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4
General

1. We note your response to prior comment 1 as well as your responses to related comments in prior comment letters. Please confirm your understanding in writing that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, or any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in with respect to your fractional bond program.
2.     Please provide us with copies of any correspondence that Webull
Financial LLC
       submits in response to the letter dated November 25, 2024 from the House Select
       Committee on the Strategic Competition Between the United States and the Chinese
       Communist Party.
 January 10, 2025
Page 2

Summary of the Proxy Statement/Prospectus
Corporate History and Structure of Webull, page 1

3. Please disclose here your recent restructuring initiatives, including the establishment of a VIE structure in April 2021, subsequent elimination of the VIE structure completed in August 2022, and the July 2023 spin of Webull Pay LLC, and discuss the reasons for each. Balance this section by summarizing the risks you are subject to from your historical operations and include a cross-reference to the relevant risk factor discussion.
Ownership of Webull Post-Closing, page 14

4.     You disclose potential dilution from the issuance of up to 44,400,984
Webull
       Ordinary Shares reserved for issuance under the 2021 Global Share Incentive Plan of
       Webull, which after applying the current Share Subdivision Factor of
3.3593
       represents approximately 13,217,332 pre-transaction ordinary shares of Webull. In your draft registration statement submitted August 28, 2024, you disclosed on page 14 this amount as 80,756,743 Webull Ordinary Shares, which after applying the then-
       current Share Subdivision Factor of 5.4732 represented approximately 14,754,941 pre-transaction ordinary shares of Webull. Please address the following:
           Tell us why the pre-transaction historical ordinary shares of Webull associated with the 2021 Global Share Incentive Plan declined 1,537,609 shares from the draft registration statement submitted on August 28, 2024, and, to the extent applicable, tell us where you explained this difference in your filing. In this regard, based on the disclosures in Note 9 of your September 30, 2024 interim financial statements compared to your March 31, 2024 interim financial statements in your last draft registration statement, it appears that you granted only 60,500 awards (10,500 stock options and 50,000 restricted stock units)
           during the second and third quarters of 2024, and we note no disclosure of additional awards in your subsequent events in Note 18 on page F-82. To the extent you granted additional awards after September 30,
2024, tell us:
             o The quantity and type of awards;
             o When you issued those awards;
             o The strike price, vesting provisions and other relevant terms of those awards;
             o How you valued those awards and the value assigned thereto;
             o The value of ordinary shares used to calculate the value of the awards; and
             o How the value of ordinary shares relates to the latest value provided in your
                June 14, 2024 response to comment 15 from our May 31, 2024 letter, and explain the drivers for the change in value of your ordinary shares.
Our business depends on our strong brand, page 39

5. Please clarify that each of the referenced letters makes allegations specifically with respect to the People's Republic of China and that the December 5, 2024 letter was delivered by the House Select Committee on Strategic Competition Between the
       United States and the Chinese Communist Party. Also disclose that the House Select
       Committee requested information from Webull Financial and briefly summarize the
 January 10, 2025
Page 3

       nature of the information requested. Similarly revise the risk factor on page 66.
We may be involved in regulatory investigations, page 42

6. Please disclose the administrative proceeding and cease-and-desist order concerning
       Webull Financial and briefly describe the nature of the allegations and sanctions.
       Refer to Exchange Act Rel. No. 101707 (Nov. 22, 2024).
Risks Relating to SKGR and the Business Combination, page 63

7. Please add a risk factor describing the risk that the business combination may be subject to regulations and review by the Committee on Foreign Investment in the
       United States (CFIUS). We note the disclosure in SKGR   s Form 10-K for
the fiscal
       year ended December 31, 2023 and Definitive Proxy Statement on Schedule 14A filed
       September 3, 2024.
Unaudited Pro Forma Condensed Combined Financial Information, page 223

8.     On page 118 and elsewhere, you disclose the issuance of 20,000,000
Incentive
       Warrants to Webull   s later round investors. Please tell us your
intended accounting for
       these warrants and explain why you do not appear to include them in your pro forma financial statements. In this regard, although you disclose on page 13 and elsewhere that these warrants are expected to have zero initial cash value, they have economic value. In your response, specifically tell us whether these warrants represent the issuance of a dividend. Reference for us the authoritative literature you rely upon to support your position.
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year
Ended
December 31, 2023, page 234

9. In footnote (4) to the table at the bottom of page 235 you indicate that shares outstanding after the proposed Business Combination held by existing
Webull
       shareholders includes the issuance of 42,685,593 Webull Class A Ordinary Shares to certain of Webull's preferred shareholders prior to Closing. Please address the following:
           Tell us whether these shares were already issued and explain why you have issued or will issue these shares;
           Tell us whether these shares represent dividends to those holders;
and
           Clarify how you reflected the issuance of these shares in your pro forma financial statements and reference the authoritative literature you rely upon to support your presentation and anticipated accounting.
Exhibits

10. Refer to the consent of WithumSmith+Brown, PC included in Exhibit 23.2. We note that the report of WithumSmith+Brown, PC dated March 29, 2024 is included in
       Amendment No. 2 of the Form F-4 and not incorporated by reference from a Form 10-
       K. Accordingly, please request WithumSmith+Brown, PC to modify their consent to clarify whether they are consenting to the use of their report included in Amendment
       No. 2 of the Form F-4. We note that the current consent refers to their report
 January 10, 2025
Page 4

       appearing in "the entity   s" Annual Report on Form 10-K.
       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-
551-3217 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Christian O. Nagler